SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

For the fiscal year ended December 31, 2001


                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from                       to
                               ---------------------    --------------------


Commission File Number: 0-22048


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         STARCRAFT CORPORATION 401K PLAN
                   (FORMERLY STARCRAFT AUTOMOTIVE CORPORATION
                      401(K) PROFIT SHARING PLAN AND TRUST)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              STARCRAFT CORPORATION
                       P.O. Box 1903, 2703 College Avenue
                              Goshen, Indiana 46526

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS:

     A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Crowe, Chizek and Company LLP to the incorporation by reference of these financial statements into Starcraft Corporation's Form S-8 Registration Statement relating to the Plan (Reg. No. 33-73148) is set forth hereto as Exhibit 23.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  STARCRAFT CORPORATION 401K PLAN

                                  By the Plan Administrator:
                                  STARCRAFT CORPORATION


Date:  June 28, 2002              /s/ Timothy L. Burke
                                  ----------------------------------------------
                                  Timothy L. Burke, Chief Financial Officer

                        STARCRAFT CORPORATION 401(K) PLAN

                                 Goshen, Indiana

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000





                                    CONTENTS




REPORT OF INDEPENDENT AUDITORS...........................................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.....................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS...........    3

     NOTES TO FINANCIAL STATEMENTS.......................................    4


SUPPLEMENTAL SCHEDULES

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)......   11

                         REPORT OF INDEPENDENT AUDITORS


To the Trustees and Participants
Starcraft Corporation 401(k) Plan
Goshen, Indiana

We were engaged to audit the financial statements and supplemental schedule of the Starcraft Corporation 401(k) Plan (the Plan) as of December 31, 2001 and 2000 and for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                             /s/ Crowe, Chizek and Company LLP

South Bend, Indiana
June 21, 2002

                        STARCRAFT CORPORATION 401(k) PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

                        STARCRAFT CORPORATION 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------



                                                  2001               2000
                                                  ----               ----
ASSETS
Investments (Note 3)                         $    1,897,516    $     4,309,493

Cash                                                       -                 -

Receivables
     Contributions from participants                      -             25,357
                                             --------------    ---------------
         Total                                            -             25,357
                                             --------------    ---------------

                                                  1,897,516          4,334,850

LIABILITIES
Securities purchases payable                              -             49,352
                                             --------------    ---------------


NET ASSETS AVAILABLE FOR BENEFITS            $    1,897,516    $     4,285,498
                                             ==============    ===============


--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                        STARCRAFT CORPORATION 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001

--------------------------------------------------------------------------------

Additions
     Investment income
         Net depreciation
           in fair value of investments (Note 3)             $      (640,396)
         Interest, dividends and capital gains                        57,281
                                                             ---------------
                                                                    (583,115)

     Employee contributions                                          218,115
                                                             ---------------
         Total                                                      (365,000)

Deductions
     Benefits paid to participants                                 1,997,136
     Administrative fees                                              25,846
                                                             ---------------
         Total                                                     2,022,982
                                                             ---------------


Net decrease                                                      (2,387,982)

Net assets available for benefits
     Beginning of year                                             4,285,498
                                                             ---------------

     End of year                                             $     1,897,516
                                                             ===============



--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Starcraft Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General: The Plan, which was effective May 1, 1991, and was restated January 1, 1996 and May 1, 2001, is a defined contribution plan which covers substantially all full-time employees of Starcraft Corporation and subsidiaries (Company) who are not included in a collective bargaining agreement. Employees who have completed 6 months of service and are age 18 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Participants may make 401(k) contributions of up to 15% of their eligible compensation, as defined by the Plan. The Company may make annual discretionary matching contributions which may not exceed 6% of each participant's eligible compensation. The Company elected not to make a matching contribution for 2001. In addition to the discretionary matching contribution, a discretionary profit sharing contribution may be made at the option of the Board of Directors. No discretionary profit sharing contribution was made in 2001.

Forfeitures: At December 31, 2001, forfeited nonvested accounts totaled $16,191. These accounts will be used to reduce future deposits of employer contributions or for the payment of Plan expenses.

Investment Direction: The Company, in its sole discretion, may make any Company contributions in either cash or shares of Starcraft Corporation common stock or in any combination thereof. The Company has the right to direct the investment of all Company contributions made for the 1997 plan year and thereafter. Company contributions made for all plan years prior to 1997 are subject to the investment direction of the participants.

The Plan Administrator directs the trustee as to how to vote the Starcraft Corporation common stock held by the Plan on all matters subject to shareholder vote.

Participant Accounts: Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution, an allocation of the Company's discretionary profit sharing contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined.




--------------------------------------------------------------------------------

                                   (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting: Participants are immediately vested in their contributions and the Company's discretionary qualified matching contributions (QMAC). Vesting in the Company's discretionary profit sharing contributions and any additional matching contributions which are not QMAC contributions is based on years of continuous service. A participant is 100% vested after five years of credited service.

Payment of Benefits: Benefits generally are distributed upon the participant's termination of employment, early or normal retirement, disability, or death. Benefits are payable in a lump sum amount equal to the value of the participant's account. The Plan also provides for certain hardship withdrawals.

Retirement, Death and Disability Benefits: Under the Plan, a participant is entitled to 100% of their account balance upon retirement, death or disability.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its operations at any time, subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.

During 2001, the Plan sold the assets of several subsidiaries and significantly reduced the workforce. As a result, the Plan incurred a partial termination which resulted in a surrender charge (see Note 3) against the guaranteed account. Everybody affected by the partial plan termination became 100% vested in their accounts.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting principles and procedures followed by the Plan conform to accounting principles generally accepted in the United States of America. The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition: The investments of the Plan are stated at fair value. Units of pooled separate accounts are valued at the daily net asset value, which represents the cumulative market values of the pooled separate accounts' underlying investments. The common stock of Starcraft Corporation in the Starcraft Employer Stock Fund is valued at the last reported sales price on the last business day of the plan year. The guaranteed account is valued at contract value which approximates fair market value.



--------------------------------------------------------------------------------

                                   (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Payment of Benefits:  Plan benefits are recorded when paid.


NOTE 3 - INVESTMENTS

The Plan's investments were held by a trust fund administered by Smith Barney Corporate Trust Company (Smith Barney) through April 30, 2001 and Massachusetts Mutual Life Insurance Company (Mass Mutual) from May 1, 2001 through December 31, 2001, the Plan's trustee. The following presents investments that represent 5% of more of the Plan's net assets:

                                                                                            December 31,
                                                                                       2001              2000
                                                                                       ----              ----
     Consulting Group Large Capitalization Value Equity Fund
       (-0- and 79,566 units)                                                     $            -    $       848,169
     Consulting Group Large Capitalization Growth Fund
       (-0- and 88,457 units)                                                                  -          1,318,890
     Consulting Group Small Capitalization Growth Fund
       (-0- and 44,759 units)                                                                  -            652,580
     Consulting Group International Equity Fund
       (-0- and 43,123 units)                                                                  -            452,789
     Consulting Group Stable Value Fund - common collective
       investment (-0- and 72,365 units)                                                       -            866,103
     Starcraft Corporation common stock-nonparticipant directed
       (-0- and 35,983 shares)                                                                 -             71,967
     Starcraft Corporation common stock
       (-0- and 49,498 shares)                                                                 -             98,995
     Guaranteed Account                                                                  452,921                  -
     MM Large Cap Value (Davis) Account (4,307 and -0- units)                            378,714                  -
     DLB Core Growth (Babson) Account (4,890 and -0- units)                              445,691                  -
     MM Sm Cap Gr (W&R/Wellington) Account
       (1,577 and -0- units)                                                             192,196                  -
     MM IntlEQ (Oppenheimer) Account (1,250 and -0- units)                               127,171                  -
     Starcraft Employer Stock Fund - non-participant directed
       (825 and -0- units)                                                                19,345                  -
     Starcraft Employer Stock Fund - participant directed
       (5,341 and -0- units)                                                             125,176                  -


--------------------------------------------------------------------------------

                                   (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 3 - INVESTMENTS (Continued)

During 2001, the Plan's investments, (including investments bought, sold, and held during the year) depreciated in value by $(640,396), as follows:

                                                                 2001
                                                                 ----
     Pooled Separate Investment Funds                      $      (421,624)
     Starcraft Employer Stock Fund                                 112,176
     Guaranteed Account - Surrender Charge                         (45,162)
     Mutual Funds                                                 (238,728)
     Common collective investment funds                             12,182
     Common stock                                                  (59,240)
                                                           ---------------

                                                           $      (640,396)
                                                           ===============


NOTE 4 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2001, the Plan entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (Mass Mutual). Mass Mutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Mass Mutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 6.25% for 2001. The crediting interest rate was approximately 6.25% for 2001. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 6.25%. Such interest rates are reviewed on an annual basis for resetting.


--------------------------------------------------------------------------------

                                   (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 5 - NON PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non participant directed investments is as follows:

                                                     December 31,
                                                2001              2000
                                                ----              ----
    Net Assets:
     Common stock                          $            -    $        71,967
     Starcraft Employer Stock Fund                 19,345                  -
                                           --------------    ---------------

                                           $       19,345    $        71,967
                                           ==============    ===============


                                                        Year ended
                                                     December 31, 2001
    Changes in Net Assets:
     Distributions                                     $     14,085
     Administrative expenses                                  2,891
     Forfeitures                                                450
     Depreciation                                            35,196
                                                       ------------

                                                       $     52,622
                                                       ============

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain professional fees related to the administration of the Plan were paid by the Company. Other professional fees related to the investment and administration of the Plan's assets were paid by the Plan. The fees paid by the Plan for these services amounted to $11,436 and $14,410 to Smith Barney and Massachusetts Mutual Life for the year ended December 31, 2001.

The Plan's investments in Starcraft Corporation common stock qualify as party-in-interest investments. Also, the Plan's investments in Mutual Funds and common collective investment funds, other than common stock, is sponsored by the Plan trustee and qualify as party-in-interest investments.

Certain plan investments are units of separate accounts managed by Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company is the custodian as defined by the Plan, therefore, these investments qualify as party in interest investments.


--------------------------------------------------------------------------------

                                   (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 7 - STARCRAFT EMPLOYER STOCK FUND

Effective May 1, 2001 the Plan invests in an individual separate account, which was established to hold the Plan's investment in shares of Starcraft Corporation common stock.

The following table presents the fair value of investments for the entire individual separate account:

                                                                    December 31,
                                                               2001              2000
                                                               ----              ----
    Investments at fair value:
     Starcraft common stock (33,937 and -0- shares)       $      137,445    $             -
     IBT cash (7,071 and -0- shares)                               7,071                  -
     Accrued income                                                    5                  -
                                                          --------------    ---------------

                                                          $      144,521    $             -
                                                          ==============    ===============

The investment income and other additions for the entire individual separate account is as follows:


                                                               Year ended
                                                            December 31, 2001
                                                            -----------------
     Transfer in                                              $     50,092
     Net appreciation in fair value of investments                 110,102
     Interest                                                           75
     Distribution                                                  (12,611)
     Expenses                                                       (3,137)
                                                              ------------

                                                              $    144,521
                                                              ============

NOTE 8 - TAX STATUS

Mass Mutual's prototype document received an opinion letter from the Internal Revenue Service on December 2, 1996, stating that the form of the plan is acceptable under Section 401 of the Internal Revenue Code (IRC). The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Plan document is in the process of being restated for recent law changes.

--------------------------------------------------------------------------------

                                   (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 9 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $-0- and $12,693 at December 31, 2001 and 2000, respectively.


NOTE 10 - PLAN AMENDMENT

Effective May 1, 2001, the Plan was restated using Mass Mutual's prototype document. Coincident with this restatement, the Plan's provisions were amended to allow participants to change their 401(k) deferral percentages on the first day of every month.

                              SUPPLEMENTAL SCHEDULE

                        STARCRAFT CORPORATION 401(K) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001

--------------------------------------------------------------------------------
Plan Sponsor:                        Starcraft Corporation 401(k) Plan
                                -------------------------------------------
Employer Identification Number:                 35-1817634
                                -------------------------------------------
Plan Number:                                        001
                                -------------------------------------------

                                                                            (c)
                                                                Description of Investment,
                          (b)                                    Including Maturity Date,                               (e)
             Identity of Issuer, Borrower,                           Rate of Interest,                    (d)         Current
  (a)          Lessor, or Similar Party                           Par, or Maturity Value                 Cost          Value
  ---          ------------------------                           ----------------------                 ----          -----
   *   Starcraft Employer                                     Starcraft common stock
       Stock Fund - Participant directed                        5,341 units                              **    $       125,176

   *   Starcraft Employer                                     Starcraft common stock
       Stock Fund - Non-participant directed                    825 units                            15,617             19,345

   *   Massachusetts Mutual Life                              Guaranteed Account;                        **            452,921
         Insurance Company                                      General Account

   *   Massachusetts Mutual Life                              MM Core Bond Account;
         Insurance Company                                      Pooled Separate Investment
                                                                Account, 568 units                       **             66,434

   *   Massachusetts Mutual Life                              Conservative Journey Account;
         Insurance Company                                      Separate Investment Account,
                                                                11 units                                 **              1,202

   *   Massachusetts Mutual Life                              Moderated Journey Account;
         Insurance Company                                      Pooled Separate Investment
                                                                Account, 75 units                        **              7,606

   *   Massachusetts Mutual Life                              Aggressive Journey Account;
         Insurance Company                                      Pooled Separate Investment
                                                                Account, 591 units                       **             58,399

   *   Massachusetts Mutual Life                              Ultra Aggressive Journey
         Insurance Company                                      Account; Pooled Separate
                                                                Investment Account, 30 units             **              2,885

   *   Massachusetts Mutual Life                              MM Large Cap Value (Davis)
         Insurance Company                                      Account; Pooled Separate
                                                                Investment Account, 4,307 units          **            378,713

--------------------------------------------------------------------------------
  * - Denotes party-in-interest.
** - Participant directed account. Cost basis not presented.

                                   (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001

--------------------------------------------------------------------------------

Plan Sponsor:                        Starcraft Corporation 401(k) Plan
                                -------------------------------------------
Employer Identification Number:                 35-1817634
                                -------------------------------------------
Plan Number:                                        001
                                -------------------------------------------

                                                                            (c)
                                                                Description of Investment,
                          (b)                                    Including Maturity Date,                               (e)
             Identity of Issuer, Borrower,                           Rate of Interest,                    (d)         Current
  (a)          Lessor, or Similar Party                           Par, or Maturity Value                 Cost          Value
  ---          ------------------------                           ----------------------                 ----          -----
   *   Massachusetts Mutual Life                              MM Indexed Equity Account;
         Insurance Company                                      Pooled Separate Investment
                                                                Account, 15 units                        **    $         1,307

   *   Massachusetts Mutual Life                              DLB Core Growth (Babson)
         Insurance Company                                      Account; Pooled Separate
                                                                Investment Account, 4,890 units          **            445,691
   *   Massachusetts Mutual Life                              MM Aggressive Growth (Janus)
         Insurance Company                                      Account; Pooled Separate
                                                                Investment Account, 72 units             **              3,819

   *   Massachusetts Mutual Life                              Total Return (Oppenheimer)
         Insurance Company                                      Account; Pooled Separate
                                                                Investment Account, 28 units             **              2,668

   *   Massachusetts Mutual Life                              MM Focused Val (Harris)
         Insurance Company                                      Account; Pooled Separate
                                                                Investment Account, 76 units             **             10,438

   *   Massachusetts Mutual Life                              MM Sm Cap Growth (W&R/
         Insurance Company                                      Wellington) Account;
                                                                Pooled Separate Investment
                                                                Account, 1,577 units                     **            192,196

   *   Massachusetts Mutual Life                              MM IntlEq (Oppenheimer)
         Insurance Company                                      Account; Pooled Separate
                                                                Investment Account, 1,250 units          **            127,171

   *   Massachusetts Mutual Life                              MM Emerging Growth (RS)
         Insurance Company                                      Account; Pooled Separate
                                                                Investment Account, 25 units             **              1,545
                                                                                                               ---------------

                                                                                                               $     1,897,516
                                                                                                               ===============




--------------------------------------------------------------------------------
  * - Denotes party-in-interest.
** - Participant directed account. Cost basis not presented.